Falcon Ridge Development, Inc.
5111 Juan Tabo Boulevard N.E.
Albuquerque, New Mexico 87111
(505) 856-6043

March 1, 2007

United States Securities and Exchange Commission
100 F Street NE
Washington D.C., 20549

RE: Response to comments on -KSB File No. 000-28759

Gentlemen;

We are responding to your request for further information relating to our Change in Auditors form 8K dated February 16, 2007.

Your comments;

Form 8-K
1. Item 4.01 - Change in Registrant's Certifying Accountant Amend the report to include all of the information required by Item 304 of Regulation S-B. Specifically state whether the former accountant resigned,declined to stand for re-election or was dismissed.

2. Please file a letter from your former accountant, indicating whether or not they agree with your disclosures in the Form 8-K.

Our response;

We are attempting to obtain a response from our prior accountants and expect to file an amended 8K as soon as we receive that response.

We believe that our amended disclosure will be as follows:

Item 4.01 Changes in Registrant's Certifying Accountant

On February 12, 2007, our Board of Directors approved the appointment of, and we engaged, Moore & Associates , Chartered to replace Epstein, Weber & Conover, PLC as the Company’s independent auditors for our fiscal year 2007.

Our agreement with our prior independent auditors, Epstein, Weber & Conover, PLC, expired and they resigned on February 14, 2007. Epstein, Weber & Conover, PLC rendered an opinion on our audit for our fiscal year 2006.

United States Securities and Exchange Commission
March 1, 2007

There were no disagreements between us and Epstein, Weber & Conover, PLC with respect to our accounting principals or practices, financial statement disclosure or audit scope or procedure, which, if not resolved to the former Certifying Accountant's satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report. The opinion of Epstein, Weber & Conover, PLC for the fiscal year ended 2006 is unqualified and their report for fiscal year ended 2006 did not contain an adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope, or accounting principles. We have authorized Epstein, Weber & Conover, PLC to respond fully to inquiries of Moore & Associates , Chartered concerning our financial statements.

Item 9.01 Financial Statements and Exhibits

Exhibit No.  Description

16  Letter from Epstein, Weber & Conover, PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Falcon Ridge Development Inc.

Date: March 1, 2007	By:	/s/ Fred Montano
Fred Montano, President

Exhibit 16

March 1, 2007

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:     Falcon Ridge Development, Inc.
       EIN: 84-1461919

Commissioners:

We were previously the principal accountants for Falcon Ridge Development, Inc., and we reported on the financial statements of Falcon Ridge Development, Inc. as of September 30, 2006, and for the year then ended. We have not provided any audit services to Falcon Ridge Development, Inc. since the audit of the September 30, 2006 financial statements. On February 14, 2007, we resigned as principal accountants. We have read Falcon Ridge Development, Inc.'s statements which we understand will be filed with the Commission pursuant to Item 4 of Form 8-K/A. We agree with the statements concerning our Firm in Item 4 of the Form 8-K/A. We have no basis on which to agree or disagree with other statements made in the Form 8-K.

Very truly yours,

/s/ Epstein, Weber & Conover, PLC
Epstein, Weber & Conover, PLC

The company acknowledges it is responsible for the adequacy and accuracy of the disclosure in filings.

The company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings.

The company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Karen Y. Duran
Karen Y. Duran
Chief Financial Officer
Falcon Ridge Development, Inc.

5111 JUAN TABO NE, ALBUQUERQUE, NM, 87111
PHONE: (505) 856-6043, FAX: (505) 856-6043